EXHIBIT 12
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                                            12 MONTHS ENDED
                                                        DECEMBER    DECEMBER    DECEMBER    DECEMBER    DECEMBER
                                                          1995        1994        1993        1992        1991
                                                                       (IN THOUSANDS OF DOLLARS)
Net Income...........................................   $338,007    $323,617    $309,866    $264,347    $233,681
Taxes on Income......................................    172,388     156,702     140,833     105,994      88,041
Adjusted Net Income..................................   $510,395    $480,319    $450,699    $370,341    $321,722
Fixed Charges:
  Interest and Amortization of Debt Discount and
     Expense and Premium on all Indebtedness.........   $206,666    $204,206    $199,415    $200,848    $213,616
  Capitalized Interest...............................     15,050      12,427      16,167      13,800      20,953
  Interest Factor in Rentals.........................      2,099       2,010       2,144       2,033       1,801
  Total Fixed Charges................................   $223,815    $218,643    $217,726    $216,681    $236,370
Preferred and Preference Dividend
  Requirements: (1)
     Preferred and Preference Dividends..............   $ 40,578    $ 39,922    $ 41,839    $ 42,247    $ 42,746
     Income Tax Required.............................     20,434      19,074      18,763      16,729      15,916
     Total Preferred and Preference Dividend
       Requirements..................................   $ 61,012    $ 58,996    $ 60,602    $ 58,976    $ 58,662
Total Fixed Charges and Preferred and Preference
  Dividend Requirements..............................   $284,827    $277,639    $278,328    $275,657    $295,032
Earnings (2).........................................   $719,160    $686,535    $652,258    $573,222    $537,139
Ratio of Earnings to Fixed Charges...................       3.21        3.14        3.00        2.65        2.27
Ratio of Earnings to Combined Fixed Charges and
  Preferred and Preference Dividend Requirements.....       2.52        2.47        2.34        2.08        1.82

(1) Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred stock and preference stock.
(2) Earnings are deemed to consist of net income which includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.